

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2017

Paul Clewlow
Chief Executive Officer
Arazu Incorporated
23 Barton Road
Market Bosworth
Warwickshire, England CV13 0LQ

>   **Re: Arazu Incorporated**
>   **Registration Statement on Form S-1**
>   **Filed November 3, 2017**
>   **File No. 333-221327**

Dear Mr. Clewlow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide the disclosure required by Item 505 of Regulation S-K.

Prospectus Summary, page 2

3. Please disclose your current monthly "burn rate" and the month you will run out of funds if you do not obtain any additional capital. We note that you have $157 cash on hand as of April 30, 2017.

Risk Factors, page 4

4. We note that your sole officer and director is located in England, along with your offices. Please revise to include a risk factor discussing this. Please also disclose in your business section how will manage your business from England without any managers or employees present in the United States.

5. We note that your sole officer and director provides accounting services for ExactRep. Please add a risk factor discussing the conflicts of interest this could create.

If in the future we are not required to continue filing reports under Section 15(d) . . . , page 8

6. Please revise this risk factor heading and the subsequent paragraph to clarify that your stock is not currently quoted on the OTC Bulletin Board.

Plan of Distribution, page 14

7. Please explain what is meant by the statement that you "anticipate that after this registration statement is declared effective, market makers will enter 'piggyback' quotes and [y]our securities will thereafter trade on the OTC Bulletin Board."

Directors, Executive Officers, Promoters, and Control Persons, page 15

8. We note your disclosure in your S-1 filed September 4, 2014, that Mr. Clewlow filed for personal bankruptcy in 2006 and that this was discharged in 2009. Please tell us why you believe that Item 401(f) of Regulation S-K does not require disclosure of this. In addition please tell us why you are not required to disclose the order prohibiting Mr. Clewlow from serving as a director of a company formed in the United Kingdom in connection with the liquidation of Railtech Solutions on March 18, 2009, pursuant to Item 401(f).

Description of Securities, page 18

9. We note your disclosure on page 19 that the outstanding shares of your common stock are "validly issued, fully paid and non-assessable." As these are legal conclusions, please attribute them to counsel or remove them.

Description of Business, page 21

Market, page 25

10. Please identify the source for your statement that "[d]emand for aftermarket motorcycle parts has increased steadily since 2002 and is driven by the dramatic increase in ridership in the United States."

Exhibit 5.1

11. Please explain what is meant by the reference to the "Share Exchange" in your legal opinion.

12. Please tell us why the opinion references Utah law when it appears you are incorporated in Florida.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

13. Please expand the second sentence of the accountant's consent to also make reference to the firm under the heading, Interest of Named Experts, shown on page 20 of the Registration Statement on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: John D. Thomas, Esq.